Pamela Poland Chen, Esq. To Call Writer Directly: +1 212 341 7825 pamela.chen@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

December 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin

Re:	TCW Private Asset Income Fund

Registration Statement on Form N-2 (File Nos. 333-282150; 811-24002)

Dear Ladies and Gentlemen:

On behalf of TCW Private Asset Income Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2, filed on September 16, 2024 (File Nos. 333-282150; 811-24002) (the “Registration Statement”), in written correspondence, dated October 16, 2024 from Lisa N. Larkin of the Staff to Pamela Poland Chen of Kirkland & Ellis LLP, outside counsel to the Fund. The Fund is filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement concurrently hereto to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

1.	Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response:

The Fund supplementally confirms that no test-the-waters materials have been presented to potential investors in connection with this offering.

Prospectus

Cover Page – Page 1 – Investment Objective

2.

In the first paragraph, disclosure states that the Fund will allocate its assets “across a wide range of private and asset-backed credit strategies.” Please align this disclosure with statements in the next paragraph, which appear to subsume asset-backed credit strategies within private credit strategies.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Cover Page – Page 1 – Principal Investment Strategies

3.	Please disclose the expected credit quality and maturity of the Fund’s debt investments.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

4.

In the second sentence, disclosure defines “private credit investments” as “loans, securitized portfolios of receivables, securitized products and related derivatives, bonds, secured credit backed by physical assets, and other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets.” These investments are not per se private. Please clarify why the Adviser considers such investments private. Also, please explain what you mean by “other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets,” and revise this phrase using plain English. We may have additional comments based on your response.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

5.

In the third sentence, disclosure refers to “diversified portfolios of receivables across consumer credit, mortgage credit, small business loans, and other asset classes.” Please explain “diversified portfolios of receivables” using plain English, and clarify what such other asset classes are.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

6.

In the third sentence, disclosure states that the Fund’s investments include “exposure to ABS indices such as CMBX” and “opportunistic credit investments that seek to opportunistically provide capital to borrowers” or “liquidity to secondary-market sellers, including . . . other non-standard receivables.” Please revise these phrases using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Cover Page – Page 1 – Interval Fund/Repurchase Offers

7.	In connection with the Fund’s status as an interval fund, please add a cross-reference to the sections of the prospectus that discuss the Fund’s repurchase policies and attendant risks.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Cover Page – Page 1 – Bullet Points

8.	Regarding the fifth and sixth bullet points, please revise to include disclosure that reflects the following:

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

•

An investor will pay a sales load of up to [ ]% and offering expenses of up to [ ]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Cover Page – Page 2

9.

Disclosure states that the Fund intends to apply for an exemptive order that would permit the Fund to offer more than one class of Shares. Disclosure also states that the Adviser submitted an application on Form ADV to become registered under the Investment Advisers Act of 1940. Please tell us the status of both applications.

Response:

The Fund submitted an application (the “Application”) for an exemptive order from the Securities and Exchange Commission (the “Commission”) that would permit it to offer more than one class of shares by filing such application on the EDGAR system on October 24, 2024 (File No. 812-15649). The Application was noticed by the Commission on November 27, 2024. The Adviser received an order granting it registration pursuant to Section 203(c) of the Investment Advisers Act of 1940, as amended, on October 8, 2024. The Fund has revised the disclosure in the Amendment to reflect the foregoing.

Cover Page – Page 3

10.

Please review Item 2.2 and 2.3 of Form N-2 and, if applicable, include the disclosure required by rule 481(d) and (e) of the Securities Act regarding stabilization efforts and prospectus delivery obligations, respectively.

Response:

The Fund respectfully submits that Rule 481(d) under the Securities Act is not applicable to the Fund, as there are no relevant transactions to describe with respect to the offering.

The Fund has revised the back cover of the Prospectus in response to the request regarding Rule 481(e) under the Securities Act.

Page 1 – Summary of Terms

11.

In the section titled, “Investment Opportunities and Strategies,” disclosure describes the Fund’s 80% policy. Please add disclosure here and in the main prospectus regarding whether a change in the 80% policy is subject to 60 days’ notice or requires shareholder approval.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 2 – Investment Opportunities and Strategies

12.

In the first full paragraph, disclosure states that the Fund may invest in or hold “other equity securities.” Please tell us how much the Fund will invest in private credit funds (including CFOs, if applicable) that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments based on your response.

Response:

The Fund respectfully submits that it anticipates that it will invest no more than 15% of its assets in private credit investment companies that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act.

13.	In the first full paragraph, disclosure states that the Fund may use derivatives to “provide downside protection and to dampen volatility.” Please revise this phrase using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 2 – Portfolio Composition

14.	Disclosure states:

“[T]the Fund intends to invest a significant portion of the portfolio to first-lien or senior asset-backed loans, which are privately negotiated and structured credit instruments secured by diversified cash-flowing assets or receivables contained within a bankruptcy-remote vehicle. The strategy is expected to be broadly comprised of first-lien loans with the potential for downside protection from hard credit-enhancement, bespoke covenants, cashflow triggers, and servicing rights. The cashflow and amortization profile of the underlying assets are intended to afford flexible duration and maturity profiles for investments made within the strategy (emphasis added).”

In the first sentence, please change “to first-lien” to “in first-lien.” Also, please revise the underlined disclosure using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 3 – Whole Loan Portfolios

15.

Disclosure states, “The Adviser believes that the Fund’s ability to provide borrowers flexible capital solutions may lead to improved investment returns, and that the Fund’s ability to buy whole loans directly may offer a valuable lever to access relative value.” Please revise this sentence using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 3 – Physical Asset Credit

16.

Disclosure states, “Generally, the Fund’s exposures to hard assets will represent diversified investment grade financings, as opposed to exposures to single assets.” Please revise this sentence using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 3 – Securitized Products

17.

Disclosure states, “Thus, the collateral underwriting is married with an analysis of the in- place structure, covenants, and cashflow triggers. The Adviser believes its lens into performance and origination trends within asset-backed lending can inform its relative value opinion in securitized products and vice versa.” Please revise these sentences using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 4 – Opportunistic Credit

18.

In the first paragraph, disclosure states, “The Opportunistic Credit strategy seeks to flexibly provide capital to borrowers or liquidity to secondary-market sellers in periods of capital market dislocation. The Adviser has a wide lens across tradable fixed income markets and middle market lending, affording the Fund a differentiated perspective on relative value across asset classes.” Please revise this sentence using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

19.

In the third paragraph, disclosure states, “Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe.” Please provide a more specific definition of emerging markets.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 5 – Leverage

20.

Disclosure refers to the possibility that the Fund may issue preferred shares. Please confirm that if the Fund issues preferred shares within one year of the effectiveness of the registration statement, the Fund will add appropriate disclosure in the fee table regarding dividend expenses and in the prospectus regarding strategies and risks.

Response:

The Fund supplementally confirms that, in the event the Fund issues preferred shares it will add appropriate disclosure in the fee table regarding dividend expenses and in the Prospectus regarding associated strategies and risks.

Page 8 – Co-Investment

21.	Disclosure states that the Adviser and the Fund may rely on exemptive relief to co-invest. Please tell us to which exemptive order you refer.

Response:

The exemptive relief referred to in the Prospectus is TCW Direct Lending LLC, et al, Inv. Co. Act Rel. No. 31589 (Apr. 30, 2015) (notice) and Rel. No. 31649 (May 27, 2015) (order), as amended by TCW Direct Lending LLC, et al, Inv. Co. Act Rel. No. 35197 (May 20, 2024) (notice) and Rel. No. 35216 (Jun. 17, 2024) (order), as such relief is applicable to the Fund as a “Future Regulated Fund.”

Page 14 – Summary of Fees and Expenses

22.

In footnote 3, disclosure refers to the Fund’s expected use of a credit facility. Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility as an exhibit to the registration statement.

Response:

The Fund has revised the disclosure in the Prospectus to remove reference to the expected use of a credit facility, as the Fund does not intend to utilize a credit facility within the first year following the commencement of its operations.

23.	Disclosure in footnote 4 is not required. Please delete or explain why the text is appropriate.

Response:

The Fund has deleted such disclosure in the Prospectus in response to this request.

24.	Regarding footnote 6, please clarify that only the Fund’s board may terminate or amend the Expense Limitation Agreement during the recoupment period.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 20 – Investment Objective

25.	If the Fund’s objective can be changed without a vote, please disclose. See Item 8.2 of Form N-2.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 20 – Investment Strategies

26.

In the section describing the Fund’s allocations to each strategy, the second category is titled, “Junior Asset-Backed Loans.” Elsewhere, this category is titled, “Mezzanine Asset-Backed Loans.” Please pick one term, and use it consistently.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 23 – The Investment Process

27.	Please revise the following disclosure using plain English:

•	“The Fund benefits from a scaled, diversified fixed income platform with a long heritage in securitized products and asset-backed finance.”

•	“Direct origination with scaled borrowers.”

•	“The Adviser provides education and support to CFOs on dynamics in securitized product and credit markets.”

•

“The Adviser assesses base-case loss adjusted yield for the portfolio, potential of the portfolio to change across a wide array of economic environments and tests confidence in the probability distribution of the portfolio.”

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

28.

In the section titled, “Direct origination with scaled borrowers,” disclosure refers to the use of “senior warehouse lending.” Please add disclosure that explains how such warehouses are structured. Please supplementally explain whether the Fund relies on exemptive relief to use such warehouses and, if so, which provisions of the exemptive relief apply to these transactions.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 24 – Originator/Sponsor Considerations

29.	Disclosure refers to the Adviser’s assessment of certain circumstances regarding a “distress scenario.” Please describe the term using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 24 – Structural Considerations

30.

Disclosure states, “The Adviser typically assesses a range of structural considerations relevant to a prospective investment, including its loan-to-value ratio, the level of excess spread that can be utilized if performance deteriorates, the existence of additional corporate cashflows that can collateralize the Fund’s investment and the prospective investment’s rating, duration, or certainty of cashflow.” Please revise this sentence using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 25 – Nature of the Fund’s Investments

31.	In the fourth paragraph, disclosure refers to the Fund’s use of unfunded commitments. Please confirm that the Fund will not count unfunded commitments toward the Fund’s 80% policy.

Response:

The Fund supplementally confirms that it will not count unfunded commitments towards the Fund’s 80% policy.

Page 49 – Highly Volatile Markets; FX Risk

32.	Please describe “FX Risk” using plain English.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 53 – Risks of Certain Non-U.S. Investments

33.

Earlier disclosure states that the Fund may invest in emerging markets. If emerging markets will be a principal investment strategy, please add corresponding risk disclosure to this section or perhaps as a stand-alone risk (e.g., see page B-20 of the Statement of Additional Information).

Response:

The Fund confirms that investments in emerging markets is not currently anticipated to be part of the Fund’s principal investment strategies.

Page 57 – Volatility of Commodity Prices

34.	If the volatility of commodity prices is a principal investment risk, please add corresponding disclosure to the principal investment strategies section. Otherwise, please delete.

Response:

The Fund has moved this risk disclosure from the Prospectus into the SAI in response to this request.

Page 59 – Payment-in-Kind (“PIK”) Income Risk

35.	Please disclose the risks presented by investments in PIK, and if applicable, OID securities, including:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

•	Use of PIK and OID securities may provide certain benefits to the Fund’s adviser including increasing management fees.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 61 – Senior Management Personnel of the Adviser

36.

Disclosure states that the termination of the Investment Advisory Agreement may adversely affect the terms of the Fund’s or its subsidiaries’ financial facilities. Please tell us if the Fund may invest indirectly through a subsidiary. If yes, please respond to the following comments:

•	Disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[1]

[1]

“Primarily controlled” means (1) the registered fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the registered fund’s control of the unregistered entity is greater than that of any other person.

•	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

•

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of section 18.

•

Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

•	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary, if any.

•

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

•	If the Fund has a Subsidiary that is a foreign corporation, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

•

If the Fund has a wholly-owned Subsidiary, please confirm that the wholly-owned Subsidiary’s management fee, if any, will be included in “Management Fees,” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

•

If the Fund invests only through wholly-owned and majority-owned subsidiaries, please disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response:

The Fund does not currently have any subsidiaries but may form one or more subsidiaries in the future. With respect to the Staff’s comments:

1. The Fund has revised the disclosure.

2. The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary it may form in the future. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

3. The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

4. The Fund acknowledges the Staff’s comments and notes that it does not expect that any Subsidiary will be party to an investment advisory contract. Furthermore, any Subsidiary the Fund may form would not be a registered investment company under the 1940 Act and therefore would not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

5. The Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to any Subsidiary that it may form. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

6. The principal investment strategies and principal risks already disclosed in the prospectus appropriately reflects the aggregate operations of the Fund and any Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

7. The Fund confirms that the Subsidiary, if organized and operating outside the United States, its board of directors will agree to designate an agent for service of process in the United States.

8. The Fund confirms that if the Subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

9. The Fund respectfully notes that it does not presently intend to create or acquire primary control of such entities, but reserves the right to do so in the future.

Page 69 – Trustees

37.

The second paragraph describes the role of the Fund’s Adviser. Please include all disclosure required by Item 9.1.b. of Form N-2 in a clearly-identified section of the prospectus. This location is confusing, and other sections contain only partial disclosure about the Adviser.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 77 – Conflicts of Interest

38.

Please disclose conflicts of interest that may arise in relation to the Adviser’s selection of investments or use of techniques (such as leverage) that have the effect of increasing the Adviser’s compensation.

Response:

The Fund respectfully submits that as the management fees payable by the Fund are charged as a percentage of the Fund’s net assets, the Fund’s use of leverage does not have the effect of increasing the Adviser’s compensation. The Fund respectfully submits that conflicts of interest that may arise in relation to the Adviser’s selection of investments and associated impact on compensation payable to the Adviser and/or its affiliates are described in “Conflicts of Interest” and “Risk Factors—Potential Conflicts of Interest Risk—Allocation of Investment Opportunities.”

Page 79 – Share Repurchase Program

39.	Please consider streamlining the disclosure in the last three sentences of the third paragraph with the disclosure in the first paragraph. The disclosure is duplicative.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Page 95 – Plan of Distribution

40.	If the underwriting agreement provides for indemnification of the underwriter by the Fund against Securities Act or 1940 Act liability, briefly describe such provisions. See Item 5.4 of Form N-2.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Statement of Additional Information

41.	Please confirm that the prospectus includes all information required by Item 23 of Form N-2 regarding the Fund’s tax status. Otherwise, please add to the Statement of Additional Information.

Response:

The Fund supplementally confirms that the Prospectus includes all information required by Item 23 of Form N-2 regarding the Fund’s tax status.

Page B-40 – Investment Restrictions

42.	Regarding the fourth investment restriction, please add “or group of industries” after “in any particular industry.” See Item 17.2.e. of Form N-2.

Response:

The Fund has revised the disclosure in the SAI in response to this request.

43.

Under the Fund’s concentration policy as disclosed in the Statement of Additional Information, the Fund does not consider asset-backed securities to represent interests in any industry or group of industries. Staff believes that the Fund’s position as currently worded conflicts with section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Staff takes the position that every investment—other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions

(excluding private activity municipal debt securities)—is an investment in some industry or group of industries. Accordingly, the Fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider the nature of an asset- backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. The Fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Response:

The Fund has revised the disclosure in the SAI in response to this request.

Page B-52 – The Adviser

44.

Disclosure states, “Neither this Statement of Additional Information nor the Prospectus is intended to give rise to any contract rights or other rights to any Shareholder, other than any rights conferred by federal or state securities laws that may not be waived. Please delete “that may not be waived,” or disclose what rights may be waived.

Response:

The Fund has revised the disclosure in the SAI in response to this request.

Part C

Item 25(2)(a)(2) – Amended and Restated Declaration and Agreement of Trust

45.

Section X.7 (Derivative Actions) requires (1) a pre-suit demand; (2) at least 10% of the outstanding shares join in the bringing of such action; (3) a reasonable amount of time for the Trustees to consider the request; and (4) an undertaking to reimburse the Trust for expenses. Regarding prongs (1) and (3), please disclose the provisions in an appropriate location in the prospectus. Regarding prongs (2) and (4), please revise the provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose the provisions in an appropriate location in the prospectus, and state that the provisions do not apply to claims arising under the federal securities laws. Please make corresponding changes to Section X.8 (General Direct Actions).

Response:

The Fund will propose an amended and restated Declaration and Agreement of Trust for requisite approval to make the requested amendment and, upon approval and execution thereof, will make the requested revisions to the Prospectus.

46.

Section X.10 (Exclusive Delaware Jurisdiction) states that any claims, suits, actions or proceedings “shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware”. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:

The Fund will propose an amended and restated Declaration and Agreement of Trust for requisite approval to make the requested amendment and, upon approval and execution thereof, will make the requested revisions to the Prospectus.

47.

Section X.11 (Waiver of Jury Trial) states that shareholders waive the right to a trial by jury. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Item 34. Undertakings

48.	Please add the required undertakings in Item 34.6, or explain why it is not necessary. See Item 34.6 of Form N-2.

Response:

The Fund has revised the disclosure in Part C of the Registration Statement in response to this request.

* * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at (212) 341-7825 (or by email at pamela.chen@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Pamela Poland Chen, Esq.
Pamela Poland Chen

cc:	Peter Davidson, Esq., TCW Asset Backed Finance Management Company LLC